

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 17, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Berkshire Hathaway Finance Corporation, guaranteed by Berkshire Hathaway Inc. under the Exchange Act of 1934:

- 2.375% Senior Notes due 2039 (and the guarantee of Berkshire Hathaway Inc. related thereto)

- 2.625% Senior Notes due 2059 (and the guarantee of Berkshire Hathaway Inc. related thereto)

Sincerely,